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Exhibit 99.1

 **Maguire Properties**

333 SOUTH GRAND AVENUE

SUITE 400

LOS ANGELES, CALIFORNIA

90071

For Immediate Release

MAGUIRE PROPERTIES REPORTS THIRD QUARTER 2004
FINANCIAL RESULTS

LOS ANGELES, November 2, 2004 - Maguire Properties, Inc. (NYSE: MPG), a real estate investment trust, today reported results for the third quarter ended September 30, 2004.

Significant Third Quarter and Recent Events

- Completed the acquisition of the Park Place mixed-use property and master-planned development project. Park Place is a 105-acre real estate complex being developed over the next five to seven years pursuant to a Development Agreement with the City of Irvine. The project will contain more than 5.0 million square feet of office, retail, residential and other uses upon completion.

- Entered into an agreement to acquire Washington Mutual Irvine Campus in Orange County, California, a 16-acre office campus comprised of four low-rise office buildings totaling 414,597 square feet as well as 2,610 subterranean, structure and surface parking spaces and entitlements for a new 145,270 square foot, five-story building bringing the project to 559,000 square feet. The price is $151.2 million. This acquisition is in close proximity to the Company's Park Place project and will allow for increased parking capacity at both projects and increased parking revenue at the Washington Mutual Campus. The return should be further enhanced following completion of the last building.

- Entered into an agreement to acquire Lantana Entertainment Media Campus in Santa Monica, California, a 12-acre campus featuring three existing low-rise office and studio production buildings totaling 331,926 square feet and entitlements for two new three-story buildings totaling an additional 195,000 square feet bringing the project ultimately to 527,000 square feet. The price is $136.8 million. The return should be further enhanced following the completion of the last two buildings.

- Completed new leases and renewals totaling 152,132 square feet including a lease renewal to 2012 with The Prudential Insurance Company of America at Park Place for 44,380 square feet.

- Completed a new $210.0 million, 7-year financing for KPMG Tower secured by the property at a fixed rate of 5.14%.

Third Quarter Financial Results

Net income available to common shareholders for the quarter ended September 30, 2004 was $3.7 million, or $0.09 per basic and diluted share. Funds from Operations (FFO) available for

213.626.3300 MAIN

213.687.5758 FAX

WWW.MAGUIREPROPERTIES.COM

common shareholders for the quarter ended September 30, 2004 were $21.7 million, or $0.51 per basic and diluted share. The weighted average number of basic and diluted shares outstanding was 42,514,303 and 42,688,838 respectively, for the quarter ended September 30, 2004.

The Company will own upon the closing of the Washington Mutual Irvine Campus and the Lantana Entertainment Media Campus approximately 14.3 million square feet consisting of 13 office properties with approximately 9.8 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on and off-site structured parking of approximately 4.2 million square feet, plus surface parking, which in total accommodates over 19,000 vehicles. We also own fully entitled, undeveloped land that we believe can support up to 2.5 million square feet of office, retail and residential uses.

Mr. Richard Gilchrist, President and Co-Chief Executive Officer commented, "Our results for the quarter were in line with our expectations and we maintained our leased rate at approximately 92% as of the end of the quarter. Our agreements to acquire Washington Mutual Irvine Campus and Lantana Media Campus demonstrate our commitment to executing our external growth strategy. We are pleased with these recently announced acquisitions of large scale, quality projects that will expand our market share and provide us with further development opportunities and at the same time achieve our investment return criteria."

EPS and FFO Per Share Projections

The Company's guidance for the fourth quarter of 2004 and the full year of 2005 for earnings per share (diluted) and funds from operations per share (diluted) is set forth and reconciled below.

	Fourth Quarter 2004 (Low - High)	Full-Year 2005 (Low - High)
Projected net income per common share (diluted)	$0.06 - $ 0.09	$ 0.25 - $ 0.45
Add:		
Real estate depreciation and amortization	$ 0.45 - $ 0.43	$1.85 - $ 1.75
Projected funds from operations per common share (diluted)	$ 0.51 - $ 0.52	$2.10 - $2.20

The foregoing estimates reflect management's view of current and future market conditions, including certain assumptions with respect to rental rates, occupancy levels, interest rates and acquisitions. There can be no assurance that the Company's actual results will not differ materially from the estimates set forth above.

Teleconference and Webcast

Maguire Properties will conduct a conference call and audio webcast at 10:00 A.M. Pacific Time (1:00 p.m. Eastern Time) tomorrow, Wednesday, November 3, 2004, to discuss the financial results of the third quarter and provide a company update. The conference call can be accessed by dialing 800-443-9874 (Domestic), or 706-634-1231 (International); no passcode is required. The conference call can also be accessed via audio webcast through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or can be accessed through CCBN at www.streetevents.com. A replay of the conference call will be available approximately two hours following the call through November 10, 2004. To access this replay dial 800-642-1687 (Domestic) or 706-645-9291 (International). The required passcode for the replay is 1431463. A webcast replay will also be available through the Investor Relations section of the Company's web site, located at www.maguireproperties.com, or through CCBN at www.streetevents.com.

About Maguire Properties, Inc.
Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks
This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; failure to manage effectively the Company's growth and expansion into new markets to complete acquisitions or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with our company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see Form 10-K filed by the Company with the Securities and Exchange Commission on March 30, 2004. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Maguire Properties
              Peggy Moretti
              Senior Vice President, Public Relations
              (213) 613-4558

(Tables follow)

MAGUIRE PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	September 30, 2004	December 31, 2003
ASSETS		
Investments in real estate:		
Land	$ 212,091	$ 164,524
Acquired ground lease	30,425	30,425
Buildings and improvements	1,571,686	1,346,923
Undeveloped land and construction in progress, net	105,341	5,761
Tenant improvements	157,849	130,629
Furniture, fixtures and equipment	9,695	5,639
	2,087,087	1,683,901
Less: accumulated depreciation and amortization	(177,426)	(130,452)
	1,909,661	1,553,449
Investment in real estate held for sale	78,584	-
	1,988,245	1,553,449
Cash and cash equivalents	103,690	43,735
Restricted cash	41,787	39,164
Rents and other receivables	9,306	7,887
Deferred rents	20,120	14,129
Due from affiliates	3,810	2,607
Deferred leasing costs and value of in-place leases, net	114,138	74,908
Deferred loan costs, net	14,667	23,659
Acquired above market leases	36,259	43,182
Other assets	8,887	3,198
Total assets	$ 2,340,909	$ 1,805,918
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY		
Mortgage loans	$ 1,424,250	$ 1,161,250
Other secured loans	91,000	50,000
Accounts payable and other liabilities	81,715	58,216
Dividends and distributions payable	24,692	21,458
Capital leases payable	5,700	6,537
Acquired lease obligations	83,109	76,455
Obligations associated with real estate investment held for sale	946	-
Total liabilities	1,711,412	1,373,916
Minority interests	77,227	88,578
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized:		
7.625% Series A Cumulative Redeemable Preferred Stock, $25.00		
liquidation preference, 10,000,000 shares issued and outstanding		
at September 30, 2004	100	-
Common Stock, $0.01 par value, 100,000,000 shares authorized,		
43,102,125 and 42,645,711 shares issued and outstanding at		
September 30, 2004 and December 31, 2003, respectively	431	426
Additional paid in capital	651,982	406,133
Unearned and accrued stock compensation, net	(5,573)	(3,800)
Accumulated deficit and dividends	(103,356)	(65,884)
Accumulated other comprehensive income, net	8,686	6,549
Total stockholders' equity	552,270	343,424
Total liabilities, minority interests and stockholders' equity	$ 2,340,909	$ 1,805,918

MAGUIRE PROPERTIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended September 30, 2004	Three months ended September 30, 2003
Revenues:		
Rental	$ 47,725	$ 32,012
Tenant reimbursements	19,708	14,996
Hotel operations	4,156	4,392
Parking	8,782	6,371
Management, leasing and development services to affiliates	268	1,313
Interest and other	432	391
Total revenues	81,071	59,475
Expenses:		
Rental property operating and maintenance	18,095	11,875
Hotel operating and maintenance	3,319	3,287
Real estate taxes	6,421	4,539
Parking	2,387	1,680
General and administrative and other	4,556	3,182
Depreciation and amortization	22,627	13,148
Interest	16,180	11,650
Loss from early extinguishment of debt	-	2,431
Total expenses	73,585	51,792
Income from continuing operations before equity in net loss of real estate entities and minority interests	7,486	7,683
Equity in net loss of real estate entities	-	(31)
Income from continuing operations before minority interests	7,486	7,652
Minority interests attributable to continuing operations	552	1,586
Income from continuing operations	6,934	6,066
Income from discontinued operations	1,916	1,426
Minority interests attributable to discontinued operations	388	296
Income from discontinued operations	1,528	1,130
Net income	8,462	7,196
Preferred stock dividends	4,766	-
Net income available to common shareholders	$ 3,696	$ 7,196
Basic income per share from continuing operations available to common shareholders	$ 0.05	$ 0.14
Diluted income per share from continuing operations available to common shareholders	$ 0.05	$ 0.14
Basic income per share available to common shareholders	$ 0.09	$ 0.17
Diluted income per share available to common shareholders	$ 0.09	$ 0.17
Weighted-average common shares outstanding:		
Basic	42,514,303	41,913,231
Diluted	42,688,838	41,974,245

MAGUIRE PROPERTIES, INC. AND
MAGUIRE PROPERTIES PREDECESSOR
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	THE COMPANY	THE COMPANY	THE PREDECESSOR
	Nine months ended September 30, 2004	Period June 27, 2003 through September 30, 2003	Period January 1, 2003 through June 26, 2003
Revenues:			
Rental	$ 129,831	$ 33,318	$ 28,732
Tenant reimbursements	56,264	15,572	13,367
Hotel operations	14,640	4,567	8,738
Parking	24,750	6,598	5,637
Management, leasing and development services to affiliates	1,922	1,334	2,349
Interest and other	1,799	2,727	234
Total revenues	229,206	64,116	59,057
Expenses:			
Rental property operating and maintenance	49,246	12,449	12,277
Hotel operating and maintenance	10,604	3,430	6,863
Real estate taxes	16,813	4,683	2,962
Parking	6,690	1,768	1,295
General and administrative and other	14,790	21,233	15,275
Depreciation and amortization	59,651	13,552	11,387
Interest	45,602	12,490	24,853
Loss from early extinguishment of debt	-	46,760	6,667
Total expenses	203,396	116,365	81,579
Income (loss) from continuing operations before equity in net income (loss) of real estate entities and minority interests	25,810	(52,249)	(22,522)
Equity in net income (loss) of real estate entities	-	(25)	1,648
Income (loss) from continuing operations before minority interests	25,810	(52,274)	(20,874)
Minority interests attributable to continuing operations	2,594	(12,098)	275
Income (loss) from continuing operations	23,216	(40,176)	(21,149)
Income from discontinued operations	4,850	1,426	-
Minority interests attributable to discontinued operations	989	296	-
Income from discontinued operations	3,861	1,130	-
Net income (loss)	27,077	(39,046)	(21,149)
Preferred stock dividends	13,133	-	-
Net income (loss) available to common shareholders	$ 13,944	$ (39,046)	$ (21,149)
Basic income per share from continuing operations available to common shareholders	$ 0.24	$ (0.96)	
Diluted income per share from continuing operations available to common shareholders	$ 0.24	$ (0.96)	
Basic income (loss) per share available to common shareholders	$ 0.33	$ (0.94)	
Diluted income (loss) per share available to common shareholders	$ 0.33	$ (0.94)	
Weighted-average common shares outstanding:			
Basic	42,393,267	41,702,405	
Diluted	42,564,225	41,702,405	

MAGUIRE PROPERTIES, INC.
FUNDS FROM OPERATIONS (a)
(in thousands, except for per share amounts)

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
Reconciliation of net income to funds from operations:				
Net income available to common shareholders	$	3,696	$	13,944
Adjustments:				
Minority interests		940		3,583
Real estate depreciation and amortization		22,495		59,367
Real estate depreciation and amortization included in discontinued operations		101		1,202
Funds from operations available to common shareholders and Unit Holders (FFO)	$	27,232	$	78,096
Company share of FFO (b)	$	21,707	$	62,142
FFO per share - basic	$	0.51	$	1.47
FFO per share - diluted	$	0.51	$	1.46

(a) We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because in excluding real estate related depreciation and amortization and gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

(b) Based on a 79.7% weighted average interest in our operating partnership for the three months ended September 30, 2004 and a 79.6% weighted average interest in our operating partnership for the nine months ended September 30, 2004.